UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Rubicon Technology, Inc.
(Name of Issuer)

Common stock, no par value
(Title of Class of Securities)

(CUSIP Number)

MICHAEL R. ZAPATA SENTENTIA Capital Management LLC New York, New York (212) 851-3488
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 24, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

{WLMLAW W0010741.DOC}

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
90-00889769 SENTENTIA GROUP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,280 (Item 5)
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
44,280 (Item 5)
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,280 (Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.62%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

{WLMLAW W0010741.DOC}

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
38-4042646 SENTENTIA CI-I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
98,840 (Item 5)
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
98,840 (Item 5)
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
98,840 (Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.62%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SENTENTIA CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
143,120
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
143,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.24%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MICHAEL R. ZAPATA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
143,120
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
143,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.24%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of Rubicon Technology, Inc. ("Issuer"), a Delaware corporation with principal offices located at 900 East Green Street Bensenville, Illinois 60106.

Item 2.Identity and Background

This statement is being filed by Michael R. Zapata ("Michael Zapata") and various entities which he directly or indirectly controls or for which he acts as Manager.  These entities engage in various aspects of the securities business, primarily as investor of limited partner investments as general partner or the equivalent of various private investment partnerships or private funds. Certain of these entities may also make investments for their own accounts.

(a), (b) and (c) - This statement is being filed by one or more of the following persons: Sententia Capital Management LLC (“SENTENTIA”) and Michael Zapata. Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".

SENTENTIA makes investments for its own account and in its capacity as the General Partner of Sententia Group, LP and Sententia CI-I, LP, on behalf of Sententia Group, LP and Sententia CI-I, LP.

Michael Zapata is the Managing Member of SENTENTIA.

The Reporting Persons do not admit that they constitute a group.

SENTENTIA is a New York limited liability company with offices at 745 Fifth Avenue, 14th Floor, New York, NY 10151.

(d) Not applicable.

(e) Not applicable.

(f) Sententia Group, LP is organized under the laws of the State of Delaware. Sententia CI-I, LP is organized under the laws of the State of Delaware. Michael Zapata is a citizen of the United States of America. Sententia Capital Management LLC is organized under the laws of New York.

Item 3.  Source and Amount of Funds or Other Considerations

The Shares reported herein as beneficially owned by the Reporting Persons were purchased in the open market and paid for using partnership funds. No borrowed funds were used to purchase the Shares. The aggregate purchase price of the Shares reported herein is approximately $1,175,516.

Item 4.Purpose of Transaction

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that significant value exists in the Shares based on the Issuer’s strong balance sheet, disproportionate net operating losses and recently appointed management. The Reporting Persons have sent a letter to the Board of the Issuer, dated November 27, 2017, with a proposal for board representation. The Reporting Persons have been shareholders since March 2017 and believe their background and experience, in both operational management and execution, as well as valuation analysis, will support the Issuer and stakeholders in their long-term objectives.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.Interest in Securities of the Issuer

(a) The aggregate number of Securities to which this Schedule 13D relates is 143,120 shares, representing 5.24% of the 2,732,682 shares outstanding as of November 6, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017.

(b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Exhibit 99.1 annexed hereto and incorporated herein by reference.

(d) The investment advisory clients of, or partnerships managed by, SENTENTIA have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.

(e) Not applicable

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The powers of disposition and voting of SENTENTIA with respect to Securities owned beneficially by them on behalf of their limited partners with respect to Securities owned beneficially by them on behalf of the partnerships or corporations which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7.Material to Be Filed as Exhibits

Exhibit 99.1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2017

Sententia Group, LP

By: Sententia Capital Management LLC
Its: General Partner

By: /s/ __________________________

Name: Michael Zapata

Its: Managing Member of Sententia Capital Management LLC, the General Partner

Sententia CI-I, LP

By: Sententia Capital Management LLC

Its:  General Partner

By: /s/ __________________________

Name: Michael Zapata

Its: Managing Member of Sententia Capital Management LLC, the General Partner

Sententia Capital Management LLC

By: /s/ ___________________________

Name: Michael Zapata

Its: Managing Member

Michael Zapata

By: /s/ ___________________________

Name: Michael Zapata

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).